May 24, 2013

Mr. Todd K. Schiffman

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Bank of the Ozarks, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed May 9, 2013

File No. 333-187564

Dear Mr. Schiffman:

On May 10, 2013, oral comments were provided by the Staff in respect of Amendment No. 2 to the Registration Statement on Form S-4 (the “Amendment No. 2”) filed by Bank of the Ozarks, Inc. (the “Company”) on May 9, 2013. The comments were directed to providing full updates to the financial information contained in Amendment No. 2. This letter is intended to respond to those comments.

Form S-4

Provide Updated Financial Information

Response: In response to the Staff’s oral request to include updated pro forma and interim financial information, Amendment No. 3 to the Registration Statement is filed concurrently herewith (the “Amendment No. 3”).

Beginning on page 16 of Amendment No. 3, the unaudited pro forma combined consolidated financial information has been updated to include (i) an unaudited pro forma combined consolidated balance sheet as of March 31, 2013, (ii) an unaudited pro forma combined consolidated income statement for the three months ended March 31, 2013, and (iii) revised notes to unaudited pro forma combined consolidated financial statements as of and for the year ended December 31, 2012 and as of and for the three months ended March 31, 2013.

Mr. Todd K. Schiffman

May 24, 2013

Additionally, on page 92 of Amendment No. 3, we have incorporated by reference the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed on May 10, 2013.

Finally, beginning on page 93 of Amendment No. 3, under the caption “Certain Information Concerning The First National Bank of Shelby,” we have included interim financial information as of and for the three months ended March 31, 2013 with comparative data as of and for the three months ended March 31, 2012. Such interim financial information includes unaudited financial statements and footnotes and management’s discussion and analysis of financial condition and results of operations.

Amendment No. 3 has also been updated throughout the narrative portions of the Registration Statement to provide corresponding updated information regarding the Registrant, The First National Bank of Shelby and the merger transaction.

Please direct any questions or additional comments regarding the Registration Statement on Form S-4, Amendment No. 1, Amendment No. 2, Amendment No. 3 or this letter to the undersigned at (501) 978-2378 or gmckinney@bankozarks.com.

Sincerely,

/s/ Greg L. McKinney

Chief Financial Officer and

Chief Accounting Officer

Bank of the Ozarks, Inc.

cc:	Jonathan Gottlieb

Securities and Exchange Commission

H. Watt Gregory, III

Kutak Rock LLP

Neil Grayson

Nelson Mullins Ray & Scarborough LLP